EXPENSE LIMITATION AGREEMENT

SCHWARTZ INVESTMENT COUNSEL, INC.

801 W. Ann Arbor Trail, Suite 244

 Plymouth, Michigan 48170

May 1, 2020

SCHWARTZ INVESTMENT TRUST

801 W. Ann Arbor Trail, Suite 244

Plymouth, Michigan 48170

Dear Sirs:

Schwartz Investment Counsel, Inc. confirms our agreement with you as follows:

1.       You are an open-end management investment company registered under the Investment Company Act of 1940 (the “Act”) and are authorized to issue shares of separate series (funds), with each fund having its own investment objective, policies and restrictions. Pursuant to an Investment Management Agreement dated as of May 1, 2020 (the “Management Agreement”), you have employed us to manage the investment and reinvestment of the assets of the Ave Maria Focused Fund (the “Fund”).

2.       We hereby agree that, notwithstanding any provision to the contrary contained in the Management Agreement, we shall limit as provided herein the aggregate ordinary operating expenses incurred by the Fund, including but not limited to the fees (“Management Fees”) payable to us under the Management Agreement (the “Limitation”). Under the Limitation, we agree that, through May 1, 2023, such expenses shall not exceed a percentage (the “Percentage Expense Limitation”) equal to 1.25% per annum of the average daily net assets of the Fund. To determine our liability for the applicable expenses in excess of the Percentage Expense Limitation, the amount of allowable fiscal-year-to-date expenses shall be computed daily by prorating the Percentage Expense Limitation based on the number of days elapsed within the fiscal year of the Fund, or limitation period, if shorter (the “Prorated Limitation”). The Prorated Limitation shall be compared to the expenses of the Fund recorded through the current day in order to produce the allowable expenses to be recorded for the current day (the “Allowable Expenses”). If Management Fees and other expenses of the Fund for the current day exceed the Allowable Expenses, Management Fees for the current day shall be reduced by such excess (“Unaccrued Fees”). In the event such excess exceeds the amount due as Management Fees, we shall be responsible to the Fund to pay or absorb the additional excess ("Other Expenses Exceeding Limit"). If there are cumulative Unaccrued Fees or cumulative Other Expenses Exceeding the Limit, these amounts shall be repaid to us by you subject to the following conditions: (1) no such payment shall be made to us with respect to Unaccrued Fees or Other Expenses Exceeding Limit that arose more than three years, and (2) such payment shall be made only to the extent that it does not cause the Fund’s aggregate expenses, on an annualized basis, to exceed the Percentage Expense Limitation.

3.       Nothing in this Agreement shall be construed as preventing us from voluntarily limiting, waiving or reimbursing your expenses outside the contours of this Agreement during any time period before or after May 1, 2023, nor shall anything herein be construed as requiring that we limit, waive or reimburse any of your expenses incurred after May 1, 2023, or, except as expressly set forth herein, prior to such date.

4.       This Agreement shall become effective on the date hereof and may be terminated by either party hereto upon not less than 60 days’ prior written notice to the other party, provided, however, that (1) we may not terminate this Agreement without the approval of your Board of Trustees, and (2) this Agreement will terminate automatically if, as and when we cease to serve as investment adviser of the Fund. Upon the termination or expiration hereof, we shall have no claim against you for any amounts not reimbursed to us pursuant to the provisions of paragraph 2.

5.       This Agreement shall be construed in accordance with the laws of the State of Michigan, provided, however, that nothing herein shall be construed as being inconsistent with the Act.

If the foregoing is in accordance with your understanding, will you kindly so indicate by signing and returning to us the enclosed copy hereof.

Very truly yours,

SCHWARTZ INVESTMENT COUNSEL, INC.

By:	/s/ George P. Schwartz

Agreed to and accepted as of

the date first set forth above.

SCHWARTZ INVESTMENT TRUST

By:	/s/ George P. Schwartz